Exhibit 99.1

VivoPower International PLC Reports Unaudited Financial Results

For the Six Months Ended September 30, 2017

LONDON, United Kingdom, November 22, 2017 (GLOBAL NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a global solar power developer, co-owner, producer and operator, today announced its results for the six months ended September 30, 2017.

Highlights

●	Total revenue was $16.2 million, up from $2.4 million for the six months ended September 30, 2016.

●

Key driver of revenue growth was the performance of its Australian energy services business, Aevitas, which has grown revenues by 25% since acquisition. An upswing in infrastructure expenditure in New South Wales (NSW), has resulted in increased activity across the board.

●

The 48 megawatts (MW) NC-47 solar power project in North Carolina was successfully brought to commercial operation during the half year period. The development fee on this project of $13.8 million was collected in May 2017. Of amounts collected, $0.8 million was recognized as revenue during the half year period, while $13.0 million was previously recognized as revenue in the year ended March 31, 2017.

●

Consummated a joint venture in the United States with Innovative Solar Systems, LLC (ISS) securing 50% ownership of a diversified development portfolio of 38 utility-scale solar projects across 9 states, representing a potential combined generating capacity of 1.8 gigawatts (GW). This ownership compares to 91 MW as of September 30, 2017.

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The Company’s 50% equity ownership in the portfolio is carried at a cost of approximately $0.008 / watt, which does not reflect current market value or stage of development of the portfolio, which may be recognized in the future with external investment or the sale of one or more projects.

o	On the basis of the size of this portfolio, VivoPower is now ranked in the top 5 of solar project development companies in the United States.

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As a result of significant unsolicited interest from institutional investors, VivoPower launched a formal process to secure co-development capital, which could include the sale of projects and / or co-development funding.

●

Increased pipeline of solar projects in Australia. VivoPower also consummated an alliance agreement with an Australian Stock Exchange company, ReNu Energy Limited to monetize solar projects below 5 MW in size (including behind the meter systems) developed by the Company in Australia.

●

Executed strategic shift to be a global solar power developer, co-owner, producer and operator. Pursuant to the revised strategy, VivoPower has expanded its development portfolio in the United States and Australia, and will focus on development, co-ownership, production and operations.

●

Completed a CEO leadership transition to focus on executing the revised strategy with a lean management ethos, which to date has identified and expects to realize approximately $1.0 million in annual cost savings.

●

VivoPower will seek to maximize the value of each solar project through the development process, as measured on a net present value basis, targeting a minimum 2x money multiple (on a ROE basis). Development profits and cashflow will stem from maximising project Net Present Value (NPV) through optimising development timing. VivoPower’s balance sheet will reflect project investment at cost and increases in carrying value as projects are developed.

Projects & Pipeline

Joint Venture with ISS

As of September 30, 2017, the Company operated 93 MW of solar power assets, consisting of 91 MW in North Carolina, USA and 2 MW in Australia.

On April 17, 2017, the Company, through its wholly-owned subsidiary, VivoPower (USA) Development LLC, entered into a joint venture with an affiliate of Innovative Solar Systems, LLC (“Innovative Solar”), a developer of utility-scale ground-mounted solar projects based in Asheville, North Carolina. The joint venture provides a 50% ownership in a diversified portfolio of 38 solar projects in 9 states across the United States, with a potential generating capacity of 1.8 GW. Innovative Solar will provide development services to the joint venture under the direction of the board of the joint venture, of which VivoPower has majority control. VivoPower has the option to acquire each project in the portfolio after it is fully developed. Once acquired from the joint venture, the Company intends to design, finance, and construct each project. The Company and Innovative Solar have demonstrated a successful track record of working together in this manner, having developed, constructed and financed the two solar projects completed in North Carolina.

Under the terms of the joint venture, the Company has committed to fund $14.9 million for budgeted development costs, which equals approximately $0.008 / watt. In consideration for its ownership share in the joint venture, Innovative Solar contributed certain development rights and its ownership of project companies. At the closing of the joint venture, the Company made an initial contribution of $6.6 million and incurred a commitment to fund an additional $8.3 million over a 21 month period, dependent on certain development milestones. As of September 30, 2017, the Company has contributed $10.2 million towards these development milestones.

Since the closing of the joint venture, the Company, working closely with Innovative Solar, has through the joint venture achieved many significant project development milestones towards the goal of developing each of the 38 solar projects. These milestones include, and are not limited to (i) securing land control from landowners, (ii) filing interconnection applications with transmission and distribution operators, (iii) pursuing environmental and other necessary permits to build the projects, and (iv) holding advanced negotiations with potential power purchaser clients. The potential power purchaser clients include regulated investor owned utilities, municipal utilities, large corporate buyers of electricity and financial counterparties. While the company is confident that the solar projects of the joint venture will be developed in the future, there can be no assurance that any or all of the projects will continue to achieve any or all of the milestones required to be considered developed.

The following chart summarizes the projects in the joint venture and their stage of development.

Number of Projects	MW dc	Site Control & Early-stage interconnect	Mid-stage interconnect	Environmental Reports	Late-stage Interconnect	PPA in executable Form
2	55.3	✔	✔	✔	✔	✔
7	271.7	✔	✔	✔	✔
5	269	✔	✔	✔
14	693	✔	✔
10	502	✔
Total	1,790

Australia / Aevitas and Alliance Agreement with ReNu Energy

VivoPower, through its wholly-owned Australian subsidiary, Aevitas, provides energy and power generation solutions including design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse customer base of commercial and industrial customers, and is considered a trusted power adviser. Aevitas is located in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country. Since acquiring Aevitas in December 2016, VivoPower has introduced an origination strategy to identify attractive solar projects within Aevitas’ existing customer base.

On May 18, 2017, the Company announced an Alliance Agreement with ReNu Energy (ASX: RNE) of Australia, pursuant to which ReNu Energy will have a right of first offer to acquire solar projects originated by VivoPower in Australia below 5MW in size. In addition, the Company entered into a term sheet with ReNu Energy for the transfer and operation of the first of these, the 600kW Amaroo Solar PV Project located in Australia Capital Territory, subject to customary conditions precedent.

Under the terms of the agreement, ReNu Energy will pay an annual alliance fee for the initial five-year term of the agreement calculated based on the number of projects acquired from the Company, which may be extended by the Company for an additional five years. For each project acquired, ReNu Energy will also pay an up-front origination fee to VivoPower, and will enter into a long-term agreement under which VivoPower will provide asset management services.

Financial Results for the Six Months Ended September 30, 2017

During the course of the year ended March 31, 2017, VivoPower spent considerable effort executing the two North Carolina solar projects (91 MW), resulting in $25 million development revenue being recognized on the two projects. In the first half of the current fiscal year, the Company has begun substantial efforts to execute the much larger (1.8 GW) Innovative Solar joint venture portfolio of projects. As of September 30, 2017, no revenue has accrued on the joint venture project portfolio.

Revenue in the first half of the current fiscal year was $16.2 million, up from $2.4 million in the first half of 2017. Aevitas revenue in Australia has grown by 25% since the Company consummated its business combination transaction in December 2016. Revenues relating to the two North Carolina solar projects in the first half of the current fiscal year totaled $1.7 million (prior fiscal year: $2.4 million).

The following tables are a summary of net revenue by geography and revenue type.

Revenue by geographic area (USD in thousands):

	1st Half 2018	Year-to- Year Change	1st Half 2017
United States	1,742	-28%	2,426
Australasia	14,438	-	-
United Kingdom	-	-	-
Total	16,180	>500%	2,426

Revenue by type (USD in thousands):

	1st Half 2018	Year-to- Year Change	1st Half 2017
Solar projects	1,742	-28%	2,426
Power services & other	14,438	-	-
Total	16,180	>500%	2,426

Cost of sales in the first half of the current fiscal year was $12.4 million, compared to nil in the first half of the prior fiscal year, as this was prior to the Aevitas acquisition.

General and administrative expenses in the first half of the current fiscal year were $7.6 million, compared to $2.1 million in the first half of the prior fiscal year, when the Company was at an early stage of operations in the USA.

Depreciation and amortization charges were $0.2 million and $1.2 million respectively in the first half of the current fiscal year, compared to nil in the first half of the prior fiscal year, as this was prior to the Aevitas acquisition.

Finance expenses were $1.7 million in the first half of the current fiscal year, compared to $0.1 million in the first half of the prior fiscal year.

Net loss in the first half of the current fiscal year was $5.9 million, compared to a profit of $0.3 million for the prior fiscal year.

Adjusted EBITDA loss for first half of the current fiscal year was ($3.9) million, compared to + $0.3 million for the first half of the prior fiscal year. For a reconciliation of measures presented in accordance with IFRS to the non - IFRS measures, a table is available at the end of this press release.

Financial Condition

Investments in the two solar projects in North Carolina, USA increased by $2.2 million to $20.3 million in the current half year, reflecting additional project investment expenditure prior to project completion.

The $14.9 million VivoPower committed development expenditure on the joint venture with Innovative Solar has been capitalized and accounted for under the equity accounting method. Of this amount, as at September 30, 2017, $10.2 million has been funded to the joint venture, and the remaining committed funding liability of $0.6 million other payables in current liabilities, and $4.1 million in long term liabilities.

Trade and other receivables have reduced from $19.8 million at March 31, 2017 to $8.4 million as at September 30, 2017, reflecting primarily $13.8 million settlement of the development revenue on NC-47 solar project in North Carolina, USA, partly offset by higher than run-rate receivables in Aevitas due to timing of completion of a large contract at the end of September, for which $1.2 million cash was collected in early October.

Trade and other payables have increased from $8.3 million at March 31, 2017 to $9.1 million at September 20, 2017, primarily due to additional liabilities on North Carolina solar projects, partly offset by a reduction in payroll liabilities.

As of September 30, 3017, the Company had approximately $20 million of outstanding indebtedness, comprising a $19 million loan from Arowana International Ltd, and a $0.9 million bank loan to finance the Amaroo solar project in Australia.

As detailed below, the effect of the cash flow movements in the current half year was to reduce the Company’s cash and cash equivalents position at end September to $4.9 million.

Cash flow

Net cash generated by operating activities of $7.4 million in the first half of the current fiscal year has benefited from collection of the $13.8 million settlement of the development revenue on IS-47 solar project in North Carolina.

Cash outflows from investing activities in the period relate to $10.2 million investment of surplus funds into the joint venture portfolio in the USA, plus an additional $2.2 million investment into the two North Carolina solar projects prior to completion.

Overall, after payment of loan interest, net cash outflow in the first half of the current year was $6.0 million.

Business Outlook

VivoPower has executed a strategic shift to a global solar power developer, co-owner, producer and operator model in which the Company will develop, co-own and operate solar projects. It will partner with developers and providers of long-term capital, rather than acquiring solar projects from third party developers and transferring them to long term owners under the previous build, transfer, operate or “BTO” model. Pursuant to this strategy, VivoPower has expanded its development portfolio in the United States and Australia.

VivoPower will seek to maximize the value of each solar project through the development process, as measured on a net present value basis. As a result, our balance sheet will reflect project investment at cost and increases in carrying value as projects are developed.

This strategy reflects VivoPower’s belief that a unique market opportunity exists as a result of two powerful trends: an accelerating demand by energy users for solar power generation, (fueled by continued cost curve declines as well as the commercial viability of new technologies such as battery storage), and increased availability and appetite of institutional and corporate capital for developed solar projects.

From an industry perspective, solar power is the world’s largest potential energy source and is the fastest-growing form of renewable energy. Between 2003 and 2016, cumulative installed solar capacity increased at an average annual growth rate of 44%, according to the International Energy Agency (“IEA”). Yet, solar energy’s contribution to global energy generation remains insignificant, contributing less than 2% globally, even as panel costs have dropped more than 90% over the same time period, according to Bloomberg New Energy Finance (“BNEF”).

Battery storage, in particular, is rapidly becoming commercially viable and will shortly become a standard feature of our solar projects. VivoPower is currently adding battery storage technology to one of our existing operating solar projects in North Carolina, which should result in decreased operating costs. We believe that battery storage will help lower grid-wide peaks, smooth intraday variations and accelerate the reduction of fossil-fueled generation with cleaner emission-free renewable energy.

In the United States, the recent trade case brought by the bankrupt solar manufacturer Suniva has led to a temporary increase in panel costs, but we expect that once the case is resolved (regardless of the actual tariff, if any) the cost of solar equipment will continue to decline. While the case is still pending, and therefore the outcome is unknown, the US International Trade Commission recently proposed tariffs that were less than half of the amount originally requested by Suniva, which was seen to be a significant benefit to solar developers by many market observers.

The United States’ government is considering amendments to the tax code, which may affect the solar industry. While the ultimate outcome is uncertain, the current proposals with respect to reducing corporate business tax rates and preserving the solar investment tax credit are both beneficial to the financial profile of solar power generating projects. Some industry observers have questioned the impact of changes in tax policy on the availability of tax equity financing, but we do not expect that the current proposed changes should negatively affect this source of financing.

Against this accelerating demand for solar power generation, strategic and institutional investors often find a limited number of quality investment opportunities. This shortage is due in part to a highly fragmented market dominated by smaller, local developers or “wildcatters” that have significant local or regional capabilities but often lack the capabilities to design, structure and execute solar projects that would appeal to institutional investors. Even the most successful developers can fail to complete projects due to limited relationships with global engineering and equipment suppliers and providers of finance. These investors often lack the resources to effectively screen the vast array of projects to find the most rewarding ones themselves, let alone build and operate the projects on their own.

We believe that by either forming partnerships with early-stage developers or directly developing projects ourselves, we can build projects at a significantly lower cost than buying projects that are already operating and hence generate greater profitability. We have the ability to identify high quality projects, thus exposing us to what we believe is significantly less development risk. Our engineering team has the ability to create value by building projects efficiently and profitably by controlling design, engineering and procurement to ensure that projects are not only built on time and on budget, but are also able to generate superior returns.

We intend to create partnerships with investors to provide project level capital, which will alleviate the need for additional corporate equity capital, and which we believe creates a high-return, capital efficient financial profile. After the construction of the projects, VivoPower will provide ongoing services encompassing operations, maintenance and optimization of these solar plants pursuant to long term contracts. In addition to realizing revenues from the sale of electricity (pursuant to retained equity investments by VivoPower’s subsidiaries in the projects), these contracts create a long term, stable revenue opportunity from the projects that we operate.

Currently, the U.S. and Australia are our principal markets, however, in addition to our joint venture in the U.S. and the alliance agreement with ReNu Energy, VivoPower is exploring attractive projects that fit our business strategy in Europe, Asia and Latin America.

Conference Call Information

The Company will hold a conference call at 5pm EST on Tuesday, November 29, 2017 to discuss the Company’s first half 2018 results and business outlook. The dial-in phone number for the live audio call shall be provided accordingly.

About VivoPower International PLC

VivoPower is a global solar power producer and storage company that is developing, building and operating projects on a global basis in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects.

Risk Factors

In addition to risk factors already disclosed in the Form 20-F filed for the year ending March 31, 2017, the following risk factors are identified:

We expect to require some combination of additional financing, mergers and acquisitions of projects and / or investments to execute our strategic development plans and to operate and grow our business.

Our business is capital intensive and our initiatives involve substantial and ongoing deployments of capital for the development, construction and operation of our projects; in addition we are subject to substantial and ongoing administrative and related expenses required to operate and grow a public company. Together these items impose substantial requirements on our cash flow. At the same time, as of September 30, 2017 our cash was $4.9 million. We expect to require some combination of additional financing, mergers and acquisitions of projects, investments or other vehicles in order to carry out our strategic development plans and meet the operating cash flow requirements necessary to realize the benefits of our joint venture and to operate and grow our business. We may not be able to obtain the requisite funding in order to execute our strategic development plans or to meet our cash flow needs. Our inability to obtain funding or engage in strategic transactions could have a material adverse effect on our business, our strategic development plan for future growth, our financial condition and our results of operations.

The success of our company is heavily dependent on continuing services of key personnel and retention of additional personnel.

Our industry is characterized by intense competition for personnel. The success of our company is highly dependent on the contributions of executives and other key personnel, and if we were to lose the contributions of any such personnel, it could have a negative impact on our business and results of operations. Moreover, our growth plan will require us to hire additional personnel in the future. We may not be able to attract and retain such personnel. If we are not able to attract and retain such personnel, our ability to realize our growth objectives will be compromised.

If we are unable to maintain effective internal controls over financial reporting or effective disclosure controls and procedures, or material weaknesses in our internal controls over financial reporting or in our disclosure controls and procedures develop, it could negatively affect the reliability or timeliness of our financial reporting and result in a reduction of the price of our ordinary shares or have other adverse consequences.

There can be no assurance that our internal controls or our disclosure controls and procedures will provide adequate control over our financial reporting and disclosures and enable us to comply with the requirements of the Sarbanes-Oxley Act. In addition, carrying out our growth plan may require our controls and procedures to become more complex and may exert additional resource requirements in order for such controls and procedures to be effective. Any material weaknesses in our internal controls over financial reporting, or in our disclosure controls and procedures, may negatively affect the reliability or timeliness of our financial reporting and could result in a decrease in the price of our ordinary shares, limit our access to capital markets, harm our liquidity or have other adverse consequences.

We are subject to a substantial range of requirements as a public company, which impose significant demands on the time and resources of our company and executive personnel.

As a public company listed on The Nasdaq Stock Market (“Nasdaq”), we are subject to a wide range of legal and regulatory requirements, including the Securities Act Exchange of 1934, as amended, and the rules and regulations thereunder, as well as the requirements of Nasdaq, in addition to other applicable securities laws. Maintaining compliance with these requirements is expensive and time-consuming, has imposed substantial and ongoing costs on our business and can divert the attention and time of our executive personnel from our operating activities, which could have negative impacts on our business and results of operations. In addition, director and officer liability insurance for public companies is expensive, and in the future we may be required to accept reduced coverage or incur significantly higher costs to maintain similar coverage, which could make it more difficult for us to attract and retain qualified directors or executive personnel.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about expectations regarding revenue, expenses and other results of operations, plans to invest in new projects, our ability to attract and retain customers, the growth rates of the markets in which we compete, our liquidity and working capital requirements, our ability to develop, acquire or realize profits from solar project opportunities, our anticipated strategies for growth, our ability to anticipate market needs and develop new and enhanced solutions to meet those needs, anticipated trends and challenges in our business and in the markets in which we operate, our ability to compete in our industry and innovation by our competitors, our ability to adequately protect our intellectual property, and our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this press release.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors as described in the Risk Factors section of the 20-F for the period ended March 31, 2017. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this press release relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income / (Loss)

(USD in thousands, except per share amounts)

(Unaudited)

	For the six months ended September 30,
	2017	2016

Revenue	16,180	2,426
Cost of sales	(12,422)	-
Gross profit	3,758	2,426
General and administrative expenses	(7,644)	(2,094)
Depreciation of property, plant and equipment	(206)	-
Amortisation of intangible assets	(1,170)	-
Operating profit/(loss)	(5,262)	332
Transaction related costs	-	-
Finance income	13	-
Finance expenses	(1,718)	(71)
Profit/(loss)before income tax	(6,967)	261
Income tax expenses	1,049	-
Profit/(loss) for the period	(5,918)	261
Other comprehensive income
Currency translation differences recognised directly in equity	1,792	1
Total comprehensive income / (loss)	(4,126)	262

Earnings per share	USD	USD
Basic	(0.44)	0.05
Diluted	(0.44)	0.05

VivoPower International PLC

Consolidated Statement of Financial Position

As at September 30, 2017

(USD in thousands)

(Unaudited)

	As at
	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2,694	2,163
Intangible assets	46,441	46,320
Deferred tax assets	3,287	2,312
Other receivables	635	1,167
Investments	20,309	18,060
Investments in equity accounted investments	14,918	-
Total non-current assets	88,284	70,022

Current assets
Cash and cash equivalents	4,926	10,970
Trade and other receivables	8,355	19,844
Total current assets	13,281	30,814

Total assets	101,565	100,836

Current liabilities
Trade and other payables	9,061	8,262
Finance lease payable	206	145
Provision for Income Tax	2,506	2,361
Provisions - current	1,500	1,339
Loans and borrowings - current	92	90
Total current liabilities	13,365	12,197

Non-current liabilities
Loans and borrowings	20,004	19,925
Other payables	4,076	-
Provisions	274	237
Deferred tax liabilities	3,323	3,776
Finance lease payable	355	95
	28,032	24,033
Total liabilities	41,397	36,230
Net assets	60,168	64,606

EQUITY AND LIABILITIES
Share capital	163	163
Share premium	40,215	40,215
Cumulative translation reserve	2,391	599
Other reserves	18,329	18,329
Retained earnings	(930)	5,300
Total equity	60,168	64,606

VivoPower International PLC

Consolidated Statement of Cash Flow

For the period ended September 30, 2017

(USD in thousands)

(Unaudited)

	For the period ended September 30,
	2017	2016

(Loss)/Profit for the period	(5,918)	262
Adjustments for:
Income tax expense	(1,049)	-
Finance expenses	1,718	-
Depreciation of property, plant and equipment	206	-
Amortisation of intangible assets	1,170	-
Operating cash flows before movements in working capital and provisions	(3,873)	262

Decrease/(increase) in trade and other receivables	10,263	(2,602)
Increase in trade and other payables	800	1,027
Increase in provisions	160	-

Net cash generated by operating activities	7,350	(1,313)

Cash flows from investing activities
Interest received	13	-
Purchase of property plant and equipment	-	(32)
Investment in capital projects	(13,091)	(6,896)
Cash received from acquisitions	-	-
Acquisitions	-	-
Net cash used in investing activities	(13,078)	(6,928)

Cash flows from financing activities
Interest paid	(717)	-
Financing agreements	322	-
Loans from related parties	79	9,060
Capital contributions	-	69
Funds received from issuing shares	0	-
Costs from listing	-	-
Funds received from listing	-	-
Net cash used in financing activities	(316)	9,129

Net (decrease) / increase in cash and cash equivalents	(6,044)	888
Cash and cash equivalents at the beginning of the period	10,970	28
Cash and cash equivalents at the end of the period	4,926	916

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the period ended September 30, 2017

(USD in thousands)

(Unaudited)

	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings	Total

At April 1, 2017	163	40,215	18,329	599	5,300	64,606
	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	1,792	(5,918)	(4,126)
Other reserves	-	-	-	-	(312)	(312)
At September 30, 2017	163	40,215	18,329	2,391	(930)	60,168

Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, restructuring expense, interest income and interest expense, the provision for income taxes, foreign currency exchange income (expense) and one-off non-recurring and other items that we believe are not indicative of core operations. A reconciliation of this non-IFRS measure to its most directly comparable IFRS measure for the half year ended September 30, 2017 is set forth in the table below.

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-IFRS or generally accepted accounting principles in the United States (“GAAP”) financial measure to supplement their IFRS or GAAP results, as applicable.

We use Adjusted EBITDA in conjunction with traditional IFRS operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Readers should not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-IFRS measure should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital.

Non-IFRS Financial Measures

	Six months ended September 30,
	2017	2016
(US dollars in thousands)
Net income/(loss)	(5,918)	261
Add back:
Taxation	(1,049)	-
Interest income	(13)	-
Interest expense	1,718	71
Depreciation of property, plant and equipment	206	-
Amortization of intangible assets	1,170	-
Adjusted EBITDA	(3,886)	332